

July 26, 2012

Via E-mail
Mr. John Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front St.
Monroe, MI 48161

> **Re:** **MBT Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-30973**

Dear Mr. Skibski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

General

1.   Please consider including an "Overview" of management's perspective on MBT to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that MBT's

executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing MBT and how management is dealing with these issues. Consider enhancing your disclosure to address any material trends regarding these decisions. Refer to Release No. 33-8350.

Liquidity and Capital, page 23

2.   With regard to the consent order dated July 12, 2010, and the disclosure that the bank has not met the required capital ratios, revise to disclose in future filings the capital shortfalls as well as the amount of capital needed to be in compliance with the required ratios. In addition, disclose what actions are planned to bring the bank into compliance.

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

3.   We note significant unrealized losses related to your trust preferred CDO securities at December 31, 2010, December 31, 2011 and March 31, 2012. We also note your disclosure here and similar disclosure in your December 31, 2010 10-K and March 31, 2012 10-Q that your analysis concluded that disruption of cash flows due to defaults by issuers was currently not expected to occur in two (or one) of the three securities owned. This disclosure appears to imply that you had an expectation that cash flows would be disrupted in one (or two) of your securities due to defaults by certain issuers (i.e., credit losses). However, we note the related OTTI charges were recorded in OCI, and not in earnings. Please provide us with the following additional information:

(a) A detailed description of the other-than-temporary impairment analysis you performed on all three of these securities as of December 31, 2010, December 31, 2011 and March 31, 2012. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment; and

(b) Tell us how you considered the guidance in ASC 320-10-35-33C which states that if an entity does not expect to recover the entire amortized cost basis of the security (i.e., present value of cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists), then an entity would be unable to assert that it will recover its amortized cost basis, even if it does not intend to sell the security, and, therefore, an other-than-temporary impairment has occurred.

Exhibits, page 70

4.   We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2, as required by Exchange Act Rule 13a-14(a), also includes the certifying individuals' titles. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include titles.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Financial Information

Financial Statements

Consolidated Statements of Operations- Unaudited, page 3

5.   Please revise your future filings to present a total amount for other comprehensive income. Refer to ASC 220-10-45-1A-b.

6.   Please revise your future filings to present reclassification adjustments on this statement or in the notes. Refer to ASC 220-10-45-17.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney